

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2023

Geoffrey S. Dow, Ph.D.
President and Chief Executive Officer
60 Degrees Pharmaceuticals, Inc.
1025 Connecticut Avenue NW Suite 1000
Washington, D.C. 20036

      Re: 60 Degrees Pharmaceuticals, Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed April 3, 2023
          File No. 333-269483

Dear Geoffrey S. Dow:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.   At the top of the cover page, please disclose the number of shares of common stock underlying the warrants that are being offered in this transaction.

Principal Stockholders, page 105

2.   Under the Knight Debt Conversion Agreement it appears that Knight may be the beneficial owner of more than five percent of your common stock after the consummation of your public offering. If so, please revise your disclosure under the heading "Percent of Class After Offering" to show Knight's beneficial ownership of the common stock and ensure that you disclose the natural persons with beneficial ownership over those shares.

Exhibit Index, page II-5

3.   We note your disclosure in the footnotes to the exhibit index that parts of certain information have been redacted. If you intend to redact information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise each applicable exhibit to include a prominent statement on the first page of such redacted exhibit that certain identified information has been excluded because it is both not material and the type of information that the registrant treats as private or confidential. Refer to Item 601(b)(10)(iv) of Regulation S-K.

You may contact Franklin Wyman at 202-551-3660 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ross D. Carmel, Esq.